Cognyte Acquires Cyber Threat Intelligence Vendor GroupSense

Acquisition advances Cognyte’s US growth strategy and expands its global customer base
HERZLIYA, Israel, May 21, 2025 – Cognyte Software Ltd. (NASDAQ: CGNT) (“Cognyte”), a global leader in software-driven technology for investigative analytics, today announced the acquisition of GroupSense, Inc. (“GroupSense”), a digital risk protection services company. The acquisition will help to expand Cognyte’s customer base and growth potential within the U.S. market, a pillar in the company’s overall growth strategy.
Cognyte has acquired GroupSense for approximately $4 million plus an earnout of up to approximately $5 million subject to GroupSense meeting defined targets post-closing.
Established in 2014, GroupSense helps customers protect digital assets and data from external cyber threats by using a combination of automated and human reconnaissance for cyber investigations to deliver customer-specific intelligence. Operating in the U.S., GroupSense offers solutions to customers that span state and local government agencies and a variety of enterprises.
As part of the overall growth strategy, GroupSense customers will have the opportunity to quickly adopt Cognyte’s advanced cyber threat intelligence platform to better protect their brand integrity and operational security in an increasingly hostile online environment.
“This acquisition reflects our continued focus on leading the investigative analytics market and expanding our footprint in North America,” said Elad Sharon, CEO of Cognyte. “The addition of GroupSense allows us to extend our market presence and deliver added value to their customers through our AI-driven technology, supporting their efforts to protect their brand and assets more effectively.”
“Joining Cognyte, a global leader in investigative analytics, with advanced technologies and strong R&D capabilities, is a major milestone for both our company and our customers," said GroupSense CEO Kurtis Minder. "This acquisition enables us to grow our offering, streamline our operations and provide customers with solutions to help protect their digital assets and defend against an ever-evolving threat landscape.”
About Cognyte
Cognyte is a leading software-driven technology company, focused on solutions for data processing and investigative analytics that allow customers to generate Actionable Intelligence for a Safer World™. Cognyte’s solutions empower law enforcement, national security, national and military intelligence agencies, and other organizations to navigate an increasingly complex threat landscape. With offerings that leverage state-of-the-art technology, including Artificial Intelligence (AI), big data analytics and advanced machine learning, Cognyte helps customers make smarter, faster decisions with their data for the best possible outcomes. Hundreds of customers rely on Cognyte’s investigative analytics solutions to uncover critical insights from past events and anticipate emerging threats. By harnessing AI-driven intelligence, Cognyte accelerates investigations with exceptional speed and accuracy while enabling customers to better investigate, anticipate, predict and mitigate risks with greater precision. Learn more at www.cognyte.com.
Cautionary Statement Regarding Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are identified by use of the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “should,” “views,” and similar expressions.
Any forward-looking statements contained herein are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including, but not limited to the projected growth of Cognyte’s business, and Cognyte’s ability to achieve its financial and business plans, goals and objectives and drive shareholder value, including with respect to its ability to successfully implement its strategy, and other risk factors discussed from time to time in Cognyte’s filings with the SEC, including those factors discussed under the caption “Risk Factors” in its most recent annual report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on April 2, 2025, and in subsequent reports filed with or furnished to the SEC. Cognyte assumes no obligation and does not intend to update these forward-looking statements, except as required by law, to reflect events or circumstances occurring after today’s date.

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Investor Relations Contact:
Dean Ridlon
Cognyte Software
IR@cognyte.com

Media Relations Contact:
Michelle Allard McMahon
Rainier Communications on behalf of Cognyte Software
prcognyte@rainierco.com